EXHIBIT 99.1

MTS Calls 2014 Annual Shareholders Meeting

Ra’anana, Israel – June 27, 2014– MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced that it has scheduled its 2014 annual shareholders meeting to be held on Tuesday, August 12, 2014 at 10:30 a.m. (Israel time) at the Company’s offices at 14 Hatidhar Street, Ra’anana, Israel.

The agenda of the shareholders meeting is as follows:

1.	To re-elect five directors for terms expiring at the Company’s 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve her terms of service;

3.	To ratify and approve the terms of service of the Chairman of the Company’s Board of Directors;

4.	To ratify and approve the terms of service of Mr. Isaac Ben-Bassat, a director nominated for re-election;

5.
To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders, including directors and officers deemed to be controlling shareholders; and

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Board of Directors to approve, following the approval of our Audit Committee, such independent registered public accountants’ compensation in accordance with the volume and nature of their services.

In addition, the Company’s auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed.

Shareholders of record at the close of business on July 3, 2014 will be entitled to notice of and to vote at the meeting. Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about July 8, 2014, to the Company’s shareholders of record and to shareholders that hold shares through brokers, bank trustees or nominees. The Company will also furnish the notice and proxy statement to the Securities and Exchange Commission on Form 6-K on June 27, 2014.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the accompanying proxy card.

An affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposals under Items 1-6. The adoption of several of the proposals is also subject to special “disinterested majority” requirements as will be further explained in the proxy statement.

As more fully described in the proxy statement, a portion of a resolution set forth on the agenda is exempt from the shareholders' approval requirement under the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000. However, one or more of the Company's shareholders holding at least 1% of the issued share capital or voting rights in the Company have the right to oppose such exemption in writing. Any opposition must be received by the Company no later than 14 days following the publication of this notice.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than July 13, 2014.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com